Filed by Tower Semiconductor Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Filer's Commission File No. 000-24790

Subject Company: Jazz Technologies, Inc.
Commission File No. 001-32832

On July 31, 2008 Tower Semiconductor Ltd. issued the following press release:

Tower Semiconductor Announces that Jazz Technologies Set August 8, 2008 as the
Record Date for a Special Meeting of Stockholders to Vote On and Approve the
Merger with Tower

Holders of Jazz Technologies Common Stock on August 8, 2008 Will Be Entitled to Vote
On and Approve the Merger

MIGDAL HA’EMEK, Israel (July 31, 2008) – Tower Semiconductor, Ltd. (Nasdaq: TSEM, TASE: TSEM), an independent specialty foundry, today announced that Jazz Technologies, Inc. (AMEX: JAZ), has set August 8, 2008 as the record date for a Special Meeting of Stockholders to vote on, approve and adopt the Agreement and Plan of Merger and Reorganization with Tower Semiconductor. Jazz Technologies has not yet set a date for the Special Meeting of Stockholders.

Jazz Technologies set the record date in connection with Tower and Jazz joint press release dated May 19, 2008, announcing that Tower Semiconductor and Jazz Technologies entered into a definitive agreement and Plan of Merger and Reorganization. The merger is subject to the approval of Jazz Technologies’ stockholders who would hold the majority of Jazz Technologies common shares as of the close of business on August 8, 2008.

About Tower Semiconductor Ltd.:

Tower Semiconductor Ltd. (Nasdaq: TSEM, TASE: TSEM) is an independent specialty foundry that delivers customized solutions in a variety of advanced CMOS technologies, including digital CMOS, mixed-signal and RF (radio frequency) CMOS, CMOS image sensors, power management devices, and embedded non-volatile memory solutions. Tower’s customer orientation is complemented by its uncompromising attention to quality and service. Its specialized processes and engineering expertise provides highly flexible, customized manufacturing solutions to fulfill the increasing variety of customer needs worldwide. Boasting two world-class manufacturing facilities with standard and specialized process technologies ranging from 1.0- to 0.13-micron, Tower Semiconductor provides exceptional design support and technical services to help customers sustain long-term, reliable product performance, while delivering on-time and on-budget results. More information can be found at http://www.towersemi.com.

About Jazz Technologies and Jazz Semiconductor

Jazz Technologies(TM) (AMEX: JAZ) is the parent company of Jazz Semiconductor, Inc., a leading independent wafer foundry focused on Analog-Intensive Mixed-Signal (AIMS) process technologies. The company’s broad product portfolio includes digital CMOS and specialty technologies, such as RF CMOS, Analog CMOS, Silicon and SiGe BiCMOS, SiGe C-BiCMOS, Power CMOS and High Voltage CMOS. These technologies are designed for customers who seek to produce analog and mixed-signal semiconductor devices that are smaller and more highly integrated, power-efficient, feature-rich and cost-effective than those produced using standard process technologies. Jazz customers target the wireless and high-speed wireline communications, consumer electronics, automotive and industrial end markets. Jazz’s executive offices and its U.S. wafer fabrication facilities are located in Newport Beach, CA. Jazz Semiconductor also has engineering and manufacturing support in Shanghai, China. For more information, please visit http://www.jazztechnologies.com and http://www.jazzsemi.com.

Safe Harbor Regarding Forward Looking Statements

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading “Risk Factors” in our most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. We do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger, Tower has filed with the SEC a Registration Statement on Form F-4 (File No. 333-151919) (the “Form F-4”) that contains a Proxy Statement/Prospectus and related materials and Jazz expects to mail to its stockholders the final Proxy Statement/Prospectus containing information about Tower, Jazz and the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TOWER, JAZZ AND THE PROPOSED MERGER. Investors and security holders may obtain free copies of the Form F-4, the Proxy Statement/Prospectus and other relevant materials and documents filed by Tower or Jazz with the SEC through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents relating to the proposed merger filed with the SEC by Tower by directing a request by mail to Tower Semiconductor Ltd, P.O. BOX 619, Migdal Haemek, Israel 23105, Attn: Investor Relations or by telephone at +972-4-6506936. Investors and security holders may obtain free copies of the documents relating to the proposed merger filed with the SEC by Jazz by directing a request by mail to Jazz Technologies, Inc., 4321 Jamboree Road, Newport Beach, California 92660, Attn: Investor Relations or by telephone at +1 415 445-3236.

Tower, Jazz and their respective executive officers and directors, under SEC rules, may be deemed to be participants in the solicitation of proxies from the stockholders of Jazz in connection with the proposed merger. Investors and security holders may obtain information regarding the special interests of these executive officers and directors in the proposed merger by reading the Proxy Statement/Prospectus filed with the SEC when it becomes available. Additional information regarding Tower’s executive officers and directors is included in Tower’s Form 20-F for the year ended December 31, 2007, which was filed with the SEC on June 18, 2008. Additional information regarding the executive officers and directors of Jazz is included in Jazz’s Proxy Statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2008. These documents are available free of charge at the SEC’s web site at www.sec.gov and are also available free of charge from Investor Relations at Tower and Jazz by contacting Tower and Jazz as described above.

Investors and Press Contact:

Shelton Group

    Ryan Bright, (972) 239-5119 ext. 159

    rbright@sheltongroup.com

Tower Semiconductor

    Limor Asif, + 972-4-650 6936

    Limoras@towersemi.com